7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

February 5, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ING Investors Trust (the “Registrant”)

(SEC File No. 033-23512 and 811-05629)

Dear Ms. Nixon,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on January 29, 2014 in connection with the Pre 14C (the “Information Statement”) that was filed on January 21, 2014, by ING PIMCO Total Return Bond Portfolio (the “Portfolio”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: With respect to the section entitled “What are the terms of the new Sub-Advisory Agreement?” and the subsection entitled “Fees”, please reverse the order of the second and third sentences.

Response:  The Registrant has revised the disclosure in response to this comment.

2.              Comment:  With respect to the section entitled “What factors did the Board consider?” please correct the typographical error in the first sentence.

Response:  The Registrant has revised the disclosure in response to this comment.

3.              Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

February 5, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ING Investors Trust

(SEC File No. 033-23512 and 811-05629)

Dear Ms. Nixon:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP